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                                                                    Page 1 of 8


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              Avatex Corporation
                 ---------------------------------------------
                               (Name of Issuer)

         Cumulative Convertible Preferred Stock, Par Value $5 Per Share
    ------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 05349F-20-4
                           ------------------------
                                (CUSIP Number)

                                Mark S. Zucker
                             Anvil Investors, Inc.
                      100 Wilshire Boulevard, 15th Floor
                            Santa Monica, CA  90401
                                 310/917-6600
    ------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 April 7, 1998
                           ------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                                                    Page 2 of 8


                                 SCHEDULE 13D

CUSIP No.  05349F-20-4

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark S. Zucker
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /  /
                                                                      (b)  /  /
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                           PF
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF                 6,000
     SHARES      --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY                40,200
      EACH       --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON                  6,000
      WITH       --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                            40,200
                 --------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            46,200
-------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /
                          (See Item 5)
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                             IN
-------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS


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                                                                    Page 3 of 8


                                 SCHEDULE 13D

CUSIP No.  05349F-20-4

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Anvil Investment Partners, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /  /
                                                                      (b)  /  /
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                           OO
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF                 40,200
     SHARES      --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY                  -0-
      EACH       --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON                  40,200
      WITH       --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              -0-
                 --------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             46,200
-------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                             PN
-------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS



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                                                                    Page 4 of 8


                                 SCHEDULE 13D

CUSIP No.  05349F-20-4

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Anvil Investors, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  /  /
                                                                      (b)  /  /
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                           OO
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF                 -0-
     SHARES      --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY                40,200
      EACH       --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON                  -0-
      WITH       --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                            40,200
                 --------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            46,200
-------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /  /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                              CO
-------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS


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                                                                    Page 5 of 8


Item 1.   Security and Issuer.

          Cumulative Convertible Preferred Stock, Par Value $5 Per Share

          Avatex Corporation
          1220 Senlac Drive
          Carrolton, TX  75006

Item 2.   Identity and Background

          (a) through (f). This statement is being filed by (1) Mark S. Zucker, an individual ("Mr. Zucker"), (2) Anvil Investment Partners, L.P., a Delaware limited partnership ("Anvil"), and (3) Anvil Investors, Inc., a Delaware Corporation wholly owned by Mr. Zucker, which serves as the General Partner for Anvil ("General Partner"). The principal place of business of Mr. Zucker, Anvil and Anvil Investors, Inc. is 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401.

          As a result of Mr. Zucker's position as the President of Anvil Investors, Inc., he may be deemed to have voting and dispositive power over the Avatex shares owned by Anvil. Neither this filing nor any information contained herein shall be construed as an admission by Mr. Zucker of his present control or influence over or his intent to control or influence Avatex.

          Mr. Zucker's principal business consists of acting as the President of Anvil Investors, Inc. During the past five years Mr. Zucker has not been convicted in any criminal proceedings. Mr. Zucker has not been subject to any judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws in a civil proceeding of a judicial or administrative body.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Zucker -- Personal Funds ($78,750).
          Anvil -- Other (available investable cash) ($581,795.67).

Item 4.   Purpose of Transaction.

          Securities of the Issuer beneficially owned by the Reporting Persons as set forth herein were purchased for investment purposes.
Depending upon their evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Issuer's shares in the market, availability of funds, alternative uses of funds, stock market and general economic conditions), any of the Reporting Persons, or other entities that may be affiliated with any of the Reporting Persons, may from time to time purchase the Issuer's shares, and may from time to time dispose of all or a portion of the Issuer's shares held by such persons, or cease buying or selling such shares. Any additional purchases or sales of the Issuer's shares may be in open market or privately-negotiated transactions or otherwise.

          Except as described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to parts (a) through (j) of
Item 4.

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                                                                    Page 6 of 8


Item 5.   Interest in Securities of the Issuer.

          (a) As of April 7, 1998, the Reporting Persons beneficially owned in the aggregate 46,200 shares of the Issuer's Cumulative Convertible Preferred Stock, Par Value $5 Per Share, constituting approximately 7.1% of the outstanding shares (based on information supplied by the Issuer which indicated that there were 652,331 shares outstanding as of April 7, 1998.)
Of the aggregate shares being reported, Mr. Zucker owns 6,000 shares and Anvil owns 40,200. By virtue of the relationship described in Item 2 above, both Mr. Zucker and Anvil Investors, Inc. may be deemed to have beneficial ownership of the Issuer's shares owned by Anvil.

          (b) Of the aggregate shares that are being reported, Mr. Zucker has sole power to direct the voting and disposition of 6,000 shares beneficially owned and shared power to direct the voting and disposition of 40,200 shares beneficially owned; Anvil has the sole power to direct the voting and disposition of 40,200 shares beneficially owned and Anvil Investors, Inc. has shared power to direct the voting and disposition of 40,200 shares beneficially owned.

          (c) During the past 60 days, Anvil acquired shares of the Cumulative Convertible Preferred Stock, Par Value $5 Per Share on the following dates:

          --   April 3, 1998 -- 1,100 shares at $14.977 per share --
               transaction effected through Strome Susskind Securities, L.P.

          --   April 6, 1998 -- 5,000 shares at $14.65 per share --
               transaction effected through Strome Susskind Securities, L.P.

          --   April 7, 1998 -- 27,800 shares at $14.501 per share --
               transaction effected through Strome Susskind Securities, L.P.


Item 6. Contracts, Arrangements, Understandings, Relationships, with Respect to Securities of the Issuer.

     None.

Item 7.   Material to Be Filed as Exhibits.

     Exhibit 1:     Joint Filing Agreement.



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                                                                    Page 7 of 8


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



MARK S. ZUCKER


By:           /s/ Mark S. Zucker
    -------------------------------------
                Mark S. Zucker

Date: 06/03/98



ANVIL INVESTMENT PARTNERS, L.P.


By:           /s/ Mark S. Zucker
    --------------------------------------
           Mark S. Zucker, President
    Anvil Investors, Inc., General Partner

Date: 06/03/98



ANVIL INVESTORS, INC.


By:           /s/ Mark S. Zucker
    --------------------------------------
                Mark S. Zucker
                   President

Date: 06/03/98



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                                                                    Page 8 of 8


                                   Exhibit 1

                            JOINT FILING AGREEMENT

     Pursuant to and in accordance with Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D dated June 3, 1998 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of Cumulative Convertible Preferred Stock, Par Value $5 Per Share of Avatex Corporation. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.



MARK S. ZUCKER


By:           /s/ Mark S. Zucker
    --------------------------------------
                Mark S. Zucker

Date: 06/03/98



ANVIL INVESTMENT PARTNERS, L.P.


By:           /s/ Mark S. Zucker
    --------------------------------------
          Mark S. Zucker, President
    Anvil Investors, Inc., General Partner

Date: 06/03/98



ANVIL INVESTORS, INC.


By:           /s/ Mark S. Zucker
    -------------------------------------
                Mark S. Zucker
                  President

Date: 06/03/98